Exhibit 21.1
AMAZON.COM, INC.
LIST OF SIGNIFICANT SUBSIDIARIES

Legal Name	Jurisdiction	Percent Owned
Amazon.com Services LLC	Delaware	100%
Amazon.com Sales, Inc.	Delaware	100%
Amazon Data Services, Inc.	Delaware	100%
Amazon Web Services, Inc.	Delaware	100%
Amazon Technologies, Inc.	Nevada	100%
Amazon.com NV Investment Holdings LLC	Nevada	100%
Amazon US Services LLC	Delaware	100%
A100 ROW, Inc.	Delaware	100%
Day One Insurance, Inc.	Arizona	100%